SECUR[illegible]

19005702

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SEC FILE NUMBER
8-50370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.C.R. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst (City) | New York (State) | 11516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Austin Rybstein, President | (516) 569-3972 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20 (Address) | Bethlehem (City) | PA (State) | 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Austin C. Rybstein, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.C.R. Securities, Inc. (the Company), as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any person, partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Austin C. Rybstein
Austin C. Rybstein, President

Sworn and subscribed to before me this 19th day of February, 2019.

Cesar F. Valenzuela

CESAR F VALENZUELA
Notary Public – State of New York
NO. 01VA6366817
Qualified in Nassau County
My Commission Expires Nov 6, 2021

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-9
(x)	(g)	Computation of Net Capital	10
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	12

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of A.C.R Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of A.C.R Securities, Inc. as of December 31,2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of A.C.R Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of A.C.R Securities, Inc.'s management. Our responsibility is to express an opinion on A.C.R Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.C.R Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as A.C.R Securities, Inc.'s auditor since 2017.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 14, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of A.C.R. Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) A.C.R. Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.C.R. Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (exemption provisions) and (2) A.C.R. Securities, Inc. stated that A.C.R. Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.C.R. Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.C.R. Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 14, 2019

A.C.R. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash in bank	$	43,686
Due from Broker		4,016
Clearing deposit		10,384
Prepaid expense		1,341
Total Assets	$	59,427

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	4,201
Total Liabilities		4,201
Stockholder's Equity		
Common stock, no par, 200 shares authorized and outstanding		15,000
Additional paid-in capital		7,080
Retained Earnings		33,146
Total Stockholder's Equity		55,226
Total Liabilities and Stockholder's Equity	$	59,427

See accountants' report and accompanying note to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

A.C.R. Securities, Inc. (Company) was formed June 1, 1998 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Hilltop Securities Inc (HSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by HSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Revenue and Expense Recognition

Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue

recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commission

The Company earns commissions by executing client transactions in stocks, mutual funds and other financial products. Commission revenue is earned on a trade date basis when the performance obligation is satisfied. The Company records a receivable at the end of each month for all transaction on a trade date basis and receives a payment the following month. Payment for any trades not settled is received with the following month's payment.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Hilltop Securities Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2018.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at HSI with a minimum cash balance of $10,000.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

ACR Securities, Inc.
687 Park Lane
Cedarhurst, NY 11516

Assertions Regarding Exemption Provisions

We, as members of management of A.C.R. Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

A.C.R. Securities, Inc.

By: Austin C. Rybstein

Austin C. Rybstein, President

February 14, 2019